SCHEDULE 13E-4
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                ISSUER TENDER OFFER STATEMENT
                             (Pursuant to Section 13(e)(1) of the
                               Securities Exchange Act of 1934)


                                        ENStar Inc.
                                     (Name of Issuer)

                                      Peter E. Flynn
                                 Executive Vice President
                                        ENStar Inc.
                                 6479 City West Parkway
                           Eden Prairie, Minnesota 55344-3246
                                      (612) 941-3200
                         (Name of Person(s) Filing Statement)


                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                       29358M 10 8
                         (CUSIP Number of Class of Securities)

                                      Peter E. Flynn
                                 Executive Vice President
                                       ENStar Inc.
                                 6479 City West Parkway
                            Eden Prairie, Minnesota 55344-3246
                                     (612) 941-3200
                           (Name, Address and Telephone Number
                 of Person Authorized to Receive Notices and Communications
                          on Behalf of the Persons Filing Statement)

                                          Copy to:
                                     J. Andrew Herring
                                    Dorsey & Whitney LLP
                                   220 South Sixth Street
                                  Minneapolis, Minnesota 55402
                                       (612) 340-5681


                                         June 24, 1997
                               (Date Tender Offer First Published,
                                Sent or Given to Security Holders)

                                    CALCULATION OF FILING FEE
================================================================================
Transaction Valuation $3,750,000*             Amount of Filing Fees: $1,136.36
================================================================================

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 600,000 shares at the maximum tender offer price per share of $6.25.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid:     N/A
   Filing Party:N/A
   Form or Registration No.    N/A
   Date File                   N/A

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by ENStar Inc., a Minnesota corporation
(the "Company"), to purchase up to 600,000 shares of its common stock, par value $.01 per share (the "Shares" or the "Common Stock"), at prices, net to the seller in cash, not greater than $6.25 nor less than $4.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

Item 1.     Security and Issuer

            (a) The name of the issuer is ENStar Inc., a Minnesota corporation. The address of its principal executive offices is 6479 City West Parkway, Eden Prairie, Minnesota 55344-3246.

            (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

            (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

            (d)  This Statement is being filed by the issuer.

Item 2.     Source and Amount of Funds or Other Consideration

            (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 3.     Purpose of the Tender Offer and Plans or Proposals of the Issuer

            (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

Item 4.     Interest in Securities of the Issuer

            The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

            The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 6.     Persons Retained, Employed or to be Compensated

            The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 7.     Financial Information

            (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The financial information set forth in (i) "Part II, Item 6. Selected Financial Data" and "Part IV, Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K, (a)1. Consolidated Financial Statements and
(a)2. Consolidated Financial Statement Schedules" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed as Exhibit
(g)(1) hereto; and (ii) "PartI Financial Information, Item I Financial Statements in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

Item 8.      Additional Information

            (a)  Not applicable.

            (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

            (d)  Not applicable.

            (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.      Material to be Filed as Exhibits

            (a)(1)  Form of Offer to Purchase dated June 24, 1997.
            (a)(2)  Form of Letter of Transmittal.
            (a)(3)  Form of Notice of Guaranteed Delivery.
            (a)(4) Form of Letter dated June 24, 1997 to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
            (a)(5) Form of Letter dated June 24, 1997 to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
            (a)(6) Form of Letter dated June 24, 1997 to shareholders from the Chief Executive Officer and President of the Company.
            (a)(7)  Form of Press Release issued by the Company dated June
                    17, 1997.
            (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
            (b)  Not applicable.
            (c)  Not applicable.
            (d)  Not applicable.
            (e)  Not applicable.
            (f)  Not applicable.
            (g)(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 0-29026, is incorporated herein by reference.
            (g)(2) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997, File No. 0-29026, is incorporated herein by reference.

                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ENStar Inc.



                                      by /s/Jeffrey J. Michael
                                      ------------------------
                                      Jeffrey J. Michael
                                      Chief Executive Officer and President


Dated: June 24, 1997



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INDEX TO EXHIBITS

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

Item     Description                                                       Page


(a)(1)   Form of Offer to Purchase dated June 24, 1997
(a)(2)   Form of Letter of Transmittal
(a)(3)   Form of Notice of Guaranteed Delivery
(a)(4)   Form of Letter dated June 24, 1997 to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
(a)(5) Form of Letter dated June 24, 1997 to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6) Form of Letter dated June 24, 1997 to shareholders from the Chief Executive Officer and President of the Company
(a)(7)   Form of Press Release issued by the Company dated June 17, 1997
(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(b)      Not applicable
(c)      Not applicable
(d)      Not applicable
(e)      Not applicable
(f)      Not applicable
(g)(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 0-29026, is incorporated herein by reference
(g)(2) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997, File No. 0-29026, is incorporated herein by reference


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